

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2021

Marc Balkin
Chief Executive Officer
Newcourt Acquisition Corp
2201 Broadway Suite 705
Oakland, CA 94612

Re: Newcourt Acquisition Corp
Registration Statement on Form S-1
Filed March 16, 2021
File No. 333-254328

Dear Mr. Balkin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 16, 2021

Prospectus Cover Page, page i

1. We note the disclosure in the description of securities that class B ordinary shares are the only ones that can vote for directors prior to the initial business combination. Please disclose this on your cover page.

Founders Shares, page 15

2. We note the disclosure in this section and throughout that the founders shares, class B ordinary shares, was determined based upon the expectation that the founders shares would represent 20% of the aggregate of the founders shares, placement shares and the issued and outstanding public shares after this offering and the private placement. We also note that if this offering is increased or decreased, you will affect a capitalization,

          share surrender or redemption with respect to the class B shares so as to maintain the ownership of founders shares at 20% of the aggregate of our founder shares, the placement shares and our issued and outstanding public shares after this offering and the private placement. However, we note the beneficial ownership table on page 122 reflects 22.5% ownership after this offering. Please reconcile.

          We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

          You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction